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September 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Doris Stacey Gama and Laura Crotty

Re:	Akili, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 12, 2022

File No. 333-267031

On behalf of Akili, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated September 27, 2022 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1 (“Amendment No. 1”). In connection with such responses, the Company is concurrently filing Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable responses on behalf of the Company.

Amendment No. 1 to Registration Statement on Form S-1 filed September 12, 2022

Information Related to Offered Securities, page 15

1.

We note the table now included on pages 15-16 disclosing information relating to the shares of common stock offered, including the purchase price each category of Selling Securityholder paid for its securities and the potential profit on a per share basis relating to such securities. Please also include a final column in the table disclosing the total potential profit for each category of Selling Securityholder.

RESPONSE: The Company respectfully advises the Staff that it has included an additional column in the table disclosing the total potential profit for each category of Selling Securityholder on pages 15 and 16 of Amendment No. 2.

Liquidity and Capital Resources, page 150

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

September 30, 2022

2.

We note your statement on page 150 that you “expect to use proceeds from the Business Combination” to help fund operations. However, we also note that holders of 99.09% of Class A ordinary shares exercised their right to redeem those shares in connection with the Business Combination. Please revise to disclose the amount of proceeds remaining after the redemptions that will be used to fund operations. In this regard, we note your disclosure at the bottom of the page that the company received $133.3 million in net proceeds after the reduction of transaction related expenses and “other costs paid at Closing”, although it is unclear if this amount is before or after redemptions were paid.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 150 of Amendment No. 2 to clarify that the amount of net proceeds accounts for redemptions. As such, all of the net proceeds may be used to fund operations.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned of Goodwin Procter LLP at (212) 459-7238.

Very truly yours,

/s/ Sarah Ashfaq
Sarah Ashfaq

cc:	W. Edward Martucci, Ph.D., Chief Executive Officer, Akili, Inc.

Santosh Shanbhag, Chief Financial Officer, Akili, Inc.

Jacqueline Studer, Esq., Chief Legal Officer, Akili, Inc.

Dan Espinoza, Esq., Goodwin Procter LLP

Will Magioncalda, Esq., Goodwin Procter LLP